SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13D

                    Under the Securities Exchange Act of 1934

                             BERENS INDUSTRIES, INC.
                                (Name of Issuer)

                         Common Stock, par value $0.001
                         (Title of Class of Securities)

                                   083687-10-3
                                 (CUSIP Number)

   Robert E. Davis, 701 N. Post Oak Rd., Suite 630, Houston, Texas 77024, (713)
                                    682-7400
(Name, Address, and Telephone Number of Person Authorized to Receive Notices and
                                 Communications)

                                  July 23, 2001
             (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D and is filing this schedule because of ''240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following  box.  [  ]

NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See '240,13d-7(b) for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 (Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).


CUSIP No. 083687-10-3                                                Page 2 of 6

(1)     Name of Reporting Person and IRS Identification No. of Above Person:

                                 Robert E. Davis

(2)     Check the Appropriate Box if a Member of a Group (See Instructions).

                                                                 (a)       [   ]
                                                                 (b)       [   ]

(3)     SEC Use Only

(4)     Source of Funds (See Instructions)

                                 OO

(5)     Check if Disclosure of Legal Proceedings
        is Required Pursuant to Items 2(d) or 2(e).                        [   ]

(6)     Citizenship or Place of Organization

                            United States of America

Number      (7)     Sole Voting Power
of                               11,117,751
Shares
Bene-
ficially    (8)     Shared Voting Power
Owned                            -0-
by
Each
Report-     (9)     Sole Dispositive Power
ing                              11,117,751

Person
With:
            (10)     Shared Dispositive Power
                                 -0-

(11)     Aggregate Amount Owned by Each Reporting Person 11,117,751


(12)     Check if the Aggregate Amount in Row (11) Excludes Certain Shares
         (See Instructions)                                                [   ]


CUSIP No. 083687-10-3                                                Page 3 of 6
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(13)     Percent of Class Represented by Amount if Row (11)

                                 36.7%


(14)     Type of Reporting Person
                                 IN

Please note:

Berens Industries, Inc. ("Berens") is the issuer. Berens does not have enough authorized common stock at this time to effect a conversion of its Series A Preferred Stock that is held by Mr. Davis. Berens has reported that it will effect a 1:5 reverse split of its common shares and Series A Preferred Stock on or shortly after ten days after September 4, 2001, pursuant to a shareholder consent. At that time, Berens will have enough common stock to convert its Series A Preferred Stock, if Mr. Davis desires to convert. Until the time that Berens effects the1:5 reverse split of its common shares, Mr. Davis is reporting as beneficial ownership of common stock his memo allocation of 10,285,501 shares of common stock, which is one-third of the currently authorized and unissued common stock available for the conversion of his Series A Preferred Stock, 628,550 shares of common stock that Mr. Davis owns directly, and 203,700 shares of common stock controlled by Mr. Davis and owned by Mr. Davis' family.


CUSIP No. 083687-10-3                                                Page 4 of 6
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ITEM  1     Security  and  Issuer

     This Schedule 13D is being filed with respect to shares of common stock, par value $0.001 per share, of Berens Industries, Inc., whose address is 701 N. Post Oak Rd., Suite 630, Houston, Texas 77024.

ITEM  2.     Identity  and  Background

     (a)     Robert  E.  Davis

     (b)     Business address: 701 N. Post Oak Rd., Suite 630, Houston, Texas
             77024.

     (c)     Director  of  Berens,  701  N.  Post  Oak Rd., Suite 630, Houston,
             Texas 77024.

     (d) Mr. Davis has not, during the last five years, been convicted in a criminal proceeding (excluding minor traffic violations or similar misdemeanors).

     (e) Mr. Davis has not, during the last five years, been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

     (f)     Mr.  Davis  is  a  citizen  of  the  United  States  of  America.


ITEM  3.     Source  and  Amount  of  Funds  or  Other  Consideration

     On July 23, 2001, Berens and Mr. Davis entered into a Stock Exchange Agreement (the "Transaction") which provided for the acquisition by Berens of Mr. Davis' shares of Solis Communications, Inc. in exchange for 200 shares of Berens Series A Preferred Stock.

Berens does not have enough authorized common stock at this time to effect a conversion of its Series A Preferred Stock that is held by Mr. Davis. Berens has reported that it will effect a 1:5 reverse split of its common shares and Series A Preferred Stock on or shortly after ten days after September 4, 2001, pursuant to a shareholder consent. At that time, Berens will have enough common stock to convert its Series A Preferred Stock, if Mr. Davis desires to convert. Until the time that Berens effects the1:5 reverse split of its common shares, Mr. Davis is reporting as beneficial ownership of common stock, his memo allocation of 10,285,501 shares of common stock, which is one-third of the currently authorized and unissued common stock available for the conversion of his Series A Preferred Stock, 628,550 shares of common stock that Mr. Davis owns directly, and 203,700 shares of common stock controlled by Mr. Davis and owned by Mr. Davis' family.


CUSIP  No.  083687-10-3                                           Page  5  of  6

ITEM  4.     Purpose  of  Transaction

     Mr. Davis made this Transaction as an investment in an industry in which Mr. Davis has invested in the past. As a result of the Transaction, Mr. Davis was appointed as a Director of Berens.

(a) Mr. Davis may, from time to time, acquire additional securities of Berens for investment purposes. In connection with Mr. Davis' position as a Director of Berens, he could receive as compensation, stock and options to acquire shares of common stock of Berens.

(b) Mr. Davis has no present plans or proposals for an extraordinary corporate transaction involving Berens.

(c) Mr. Davis has no present plans or proposals involving the sale or transfer of a material amount of assets of Berens or any of its subsidiaries.

(d) Mr. Davis has no present plans or proposals involving any change in the present board of directors or management of Berens, nor any plans or proposals to change the number or term of directors or to fill any existing vacancies on the board. In connection with the Transaction, Mr. Davis was appointed a Director of Berens.

(e) Mr. Davis has no present plans or proposals for a material change in the present capitalization or dividend policy of Berens.

(f) Mr. Davis has no present plans or proposals for a material change in Berens business or corporate structure.

(g) Mr. Davis has no present plans or proposals for changes in Berens charter or bylaws, or instruments corresponding thereto or other actions that may impede the acquisition of control of Berens by any person.

(h) Mr. Davis has no present plans or proposals for causing a class of securities of Berens to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association.

(i) Mr. Davis has no present plans or proposals for a class of securities of Berens becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Act.

(j) Mr. Davis has no present plans or proposals for any actions similar to those enumerated above.

CUSIP  No.  083687-10-3                                           Page  6  of  6

ITEM  5.     Interest  in  Securities  of  the  Issuer

(a) Berens does not have enough authorized common stock at this time to effect a conversion of its Series A Preferred Stock that is held by Mr. Davis. Berens has reported that it will effect a 1:5 reverse split of its common shares and Series A Preferred Stock on or shortly after ten days after September 4, 2001, pursuant to a shareholder consent. At that time, Berens will have enough common stock to convert its Series A Preferred Stock, if Mr. Davis desires to convertUntil the time that Berens effects the1:5 reverse split of its common shares, Mr. Davis is reporting as beneficial ownership of common stock, his memo allocation of 10,285,501 shares of common stock, which is one-third of the currently authorized and unissued common stock available for the conversion of his Series A Preferred Stock, 628,550 shares of common stock that Mr. Davis owns directly, and 203,700 shares of common stock controlled by Mr. Davis and owned by Mr. Davis' family. Each share of Series A Preferred Stock is convertible into 233,975 shares of common stock. On a pro forma basis, and after the reverse split, Mr. Davis would be the beneficial owner of 9,359,000 shares of common stock related to his Series A Preferred Stock, and 166,450 shares of common stock. These beneficial holdings, totaling 9,525,450 shares of common stock, would represent 72.3% of the outstanding common stock of Berens on a pro forma post-reverse-split basis.

(b) Mr. Davis has sole voting and dispositive power for all of the 11,117,751 shares of common stock of Berens that he beneficially owns at this time.

(c) Mr. Davis has not made any transactions in Berens common stock during the past sixty days, other than as described herein.

(d) Other than Mr. Davis, no other person has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, Mr. Davis' holdings in Berens, except Mr. Davis' family who are the owners of 203,700 shares of common stock that is controlled by Mr. Davis.

(e)     Not  applicable.

ITEM 6. Contract, Agreements, Understandings or Relationships with Respect to Securities of the Issuer

     On July 23, 2001, Berens and Mr. Davis entered into a Stock Exchange which provided for the acquisition by Berens of Mr. Davis' shares of Solis Communications, Inc. in exchange for 200 shares of Berens Series A Preferred Stock. This is the Transaction that triggered the requirement to file this
Schedule  13D.

Also on July 23, 2001, Mr. Davis entered into an Option and Distribution Agreement with Yolana Partnership, Ltd., a holder of more than 5% of our common stock, that provides that if Berens spins off its Artmovement.com, Inc.
subsidiary to shareholders, then Mr. Davis will sell his shares of Artmovement.com, Inc. to Yolana under certain conditions.


ITEM  7.     Material  to  be  Filed  as  Exhibits

             10.1     Stock  Exchange  Agreement.

             10.2     Option  and  Distribution  Agreement


                                    SIGNATURE

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete, and correct.



Date                              _______________________________________
July  30,  2001                         /s/     Robert  E.  Davis
                                                Robert  E.  Davis